

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 4561</u>

August 16, 2007

Eddy W. Hartenstein, Chief Executive Officer
HD Partners Acquisition Corporation
2601 Ocean Park Blvd., Suite 320
Santa Monica, CA 90405

> Re:  **HD Partners Acquisition Corporation**
> **Proxy Statement on Schedule 14A**
> **Filed July 17, 2007**
> **File No. 001-32890**

Dear Mr. Hartenstein,

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Summary of the Material Terms of the Asset Acquisition, page 1</u>

1.  Refer to the fifth bullet point on page 1.  In light of the adjustments that may be made to the cash portion of the consideration, please revise to clarify whether the top and bottom of the consideration range are fixed.  Also, please disclose, if true, that the bottom end of the range assumes a Seller Loan Balance of $11.5 million and $0 in capital expenditures, while the top end of the range assumes a Capital Expenditure Balance of $2.4 million and a Seller Loan Balance of $11.5 million.

2.  Please revise to clarify, if true, that the 1,256,447 shares of HDP common stock represents $9.5 million of the total consideration.  We note Section 1.4(b) of the Asset Purchase Agreement.  Also, describe the calculation of average closing price per share used to determine the number of shares to be issued in the proposed transaction.

Questions and Answers

Why am I receiving this proxy statement, page 3

3.      We note the disclosure in this answer that "not more than 20% of such shares can vote against . . . and elect to convert. . . ."  The disclosure in your offering documents states that you will only proceed with a business combination if stockholders owning less than 20% convert.  Please revise to reconcile your disclosure.

Why is HDP proposing the Asset Acquisition, page 4

4.      Please revise to explain your use of the term "significant" when referring to the growth potential of the target.

What vote is required in order to approve the Asset Acquisition Proposal, page 4

5.      Please revise to clarify whether HDP, its officer, directors, or affiliates are able to purchase outstanding shares after your definitive proxy statement is mailed to investors.  If so, please disclose whether such purchases would be in the open market, privately negotiated, or direct purchases from the HDP.

6.      Please tell us whether HDP, its officers, directors, or affiliates intend to purchase or have entered into any agreements or arrangements to purchase outstanding shares after the date the proxy materials are mailed to investors.  If so, please tell us whether they intend to vote such shares in favor of the proposals.

Has HDP received a valuation or fairness opinion with respect to the Asset Acquisition Proposal, page 7

7.      Please revise here to clarify that you did not obtain a valuation opinion in your answer.

Interests of Morgan Joseph in the Asset Acquisition; Fees, page 22

8.      Please revise the last sentence to quantify the amount of the success fee that you will pay Morgan Joseph if the transaction is approved.

Selected Historical Financial Information

Purchased Business, page 24

9.      Tell us what consideration was given to including the corresponding interim period of the preceding fiscal year on a comparative basis.

HD Partners Acquisition Corporation, page 25

10.   Please revise the headings to your selected financial data to reference the appropriate periods. In addition, please consider moving EBITDA to a separately titled section from your GAAP measures.

Risk Factors, page 29

11.   We note in the introductory paragraph, you disclose that the risk factors described below are not a full and complete list of the risks facing the purchased business. This section should discuss all material risks. Please revise to remove the limitation.

12.   Many of your risk factor subheadings end with the phrase "we may suffer material adverse effects on our results of operations. . . ." Please revise to clarify the magnitude of the harm that would occur should the disclosed risk materialize.

Our revenues may depend on the promotional success of our marketing campaigns, page 31

13.   As stated in the first sentence of the narrative, the disclosed risk affects many companies, including those not in your industry. Please revise to clarify how the disclosed risk is specific to you or remove the risk factor.

A significant number of material contracts relating to the Purchased Business require consent. . . ., page 33

14.   Please revise to clarify in the appropriate section if you would continue with this transaction even if you do not obtain the required consents from third parties.

National or local catastrophes, terrorism concerns, and natural disasters. . . ., page 35

15.   The risk discussed in this risk factor appears to affect companies in all industries. Please revise to clarify how the risk is specific to you or remove the risk factor.

Proposal 1 – The Acquisition Proposal, page 53

16.   We note in the introductory paragraph, you disclose that the disclosure here is qualified by the annexes. Please revise to confirm that you have discussed all the material terms of the asset acquisition in this section.

General Description of the Asset Acquisition, page 53

17.     Please revise the first bullet point to describe in more detail the "professional NHRA drag racing assets and opportunities" that you will acquire from the Association.

18.     We note that you will issue 1,256,447 shares as part of the consideration for this acquisition. Please tell us the exemption you will rely upon in making such issuance.

Background of the Asset Acquisition, page 54

19.     Please provide us with copies of all analyses, reports, presentations or similar materials prepared by Duff & Phelps in connection with rendering its fairness opinion. In addition, please provide us with copies of all materials prepared by Morgan Joseph in rendering financial advisory and investment banking services relative to this transaction. We may have additional comments after we review these materials.

20.     We note the disclosure that Messrs. Cox and Crompton knew each other prior to your formal inquiry about the Association. Please revise to clarify if Mr. Cox was aware of the Association's desire to sell some of its assets prior to your public offering. Such knowledge does not have to be specifically related to a sale to a blank check company.

21.     We note the disclosure that you made "detailed acquisition proposals to five potential targets." Please revise to provide more information regarding these proposals and explain why you did not pursue each target. Also, please clarify whether the potential targets in the broadcast industry and the telecommunications industry, which you reference in the third full paragraph on page 57, were included in this initial group of five potential targets.

22.     Please revise to discuss how you arrived at the purchase price you initially proposed. Your disclosure indicates you used "comparable companies." Please revise to identify those comparable companies and explain how they aided in your determination of the purchase price. Also, please identify the party that prepared the comparable companies analysis.

23.     Refer to the last paragraph on page 60. Pleases revise to identify or describe the one alternative potential acquisition you were considering in February and March of 2007. Disclose why you did not proceed with this potential target.

24.     The third paragraph on page 61 indicates that the independent valuation firm engaged by the Association discussed its fairness opinion with the HDP Board. Please furnish the information required by Item 1015(b) of Regulation M-A or tell

us why you believe the additional disclosure is not required. Refer to Item 14(b)(6) of Schedule 14A.

25.    Refer to the carry-over paragraph at the bottom of page 61 and the reference to net asset value. Please tell us how the board calculated net asset value as of the end of 2007.

HDP's Reasons for the Asset Acquisition and Recommendation of the HDP Board, page 62

26.    We note that the board considered the following quantitative factors:

- growth prospects associated with the purchased business;
- opportunities to grow existing revenue streams and create new revenue streams;
- potential for revenue growth and improved operating margins; and
- valuation of comparable companies.

Please revise to quantify each of the factors considered. If the board did not quantify one or more of these factors, please disclose that fact and explain how the board concluded it was a positive factor without quantification.

27.    Please revise to describe the following factors in more detail:

- competitive position of the purchased business;
- industry dynamics; and
- additional acquisition opportunities in the industry.

28.    It appears you have only discussed the "positive factors." Please clarify if there were any "negative factors" and if so discuss those here.

29.    Because the fairness opinion of Duff & Phelps was one of the factors considered by the board in approving the proposed transaction, please relocate the summary of the Duff & Phelps analysis from page 91 to this section of the proxy statement.

Satisfaction of 80% requirement, page 63

30.    We note disclosure in the second paragraph stating that the Board's determination of the fair market value of the assets being purchased was based on the actual consideration that you have agreed to pay. Please tell us why you believe the contractual consideration amount is an accurate assessment of fair value.

31.    We note that the fairness opinion concludes that the purchased business has a value in excess of 80% of your net assets. Please revise the disclosure to explain how Duff & Phelps reached this conclusion. Also, clearly disclose that Duff &

Phelps did not perform an appraisal or physical inspection of any of the assets you are acquiring in the proposed transaction and that Duff & Phelps did not provide a valuation opinion, as noted on page 3 of its fairness opinion.

## Consequences if Asset Acquisition Proposal is Not Approved, page 65

32.    It is not clear why you refer to June 6, 2008 as the estimated liquidation date. Such date implies that you would have another letter of intent executed prior to your 18 month deadline. The extension provided by any letter of intent is only afforded to the transaction contemplated by the letter. Please revise or advise.

## The Asset Purchase Agreement, page 67

33.    Under the caption "assets to be acquired" on page 69, instead of using the term "certain" to refer to items you will receive as part of this transaction, please disclose such items. For instance, you disclose that you will receive "certain associated assets, including the following." Please revise to identify the associated assets you will acquire.

34.    Throughout this document, you disclose that you will receive assets properties or rights "associated" or "used in" the purchased business. Please revise to clarify if those properties and rights have been determined and identified. If not, clarify if there is a possibility that a dispute could arise concerning those items that are classified as "associated" or "used in" the purchased business.

35.    We note that the resulting company will have to make payments to the Association for sanctioning and operational support. Please revise to clarify this aspect of your relationship with the Association and disclose any other similar payment obligations.

36.    Please revise to quantify the balance of the "seller loan agreements" and discuss the principal terms of those agreements in this section or the subsection that discusses the ancillary agreements.

## Ancillary Agreements

## Sanctioning Agreement, page 78

37.    We note that the services to be provided will be determined by reference to a "base budget based upon cost associated with the 2006 racing season." Since it is based on a year that has already occurred, please revise to discuss the cost associated with 2006 and clarify how the budget and services fees will relate to such cost.

Commercialization Agreement, page 81

38.     Refer to the third paragraph. Please revise to quantify the revenue sharing
        obligations with respect to sponsor payments.

Operational Support Agreement, page 83

39.     Refer to the discussion of fees in the fourth paragraph. Please revise to discuss
        the cost associated with 2006 and clarify how the operational support services
        fees will be determined based on such cost.

Employment and Consulting Agreements, page 88

40.     We note that Thomas Compton will also be entitled to an annual bonus. Please
        revise to clarify if the bonuses are contingent upon any event.

41.     We note references to the "usual types of provisions dealing with termination" in
        the second and third paragraphs. Please expand the disclosure to describe the
        material termination provisions in greater detail.

42.     Please revise the last paragraph to disclose the circumstances that would result in
        gross-up payments to Mr. Compton.

Opinion of Duff and Phelps, LLC, page 91

43.     Please disclose whether HDP determined the amount of consideration to be paid
        or Duff & Phelps recommended the amount of consideration to be paid. Refer to
        Item 1015(b)(6) of Regulation M-A.

Discounted Cash Flow Analysis, page 95

44.     Please revise to disclose the projected free cash flows that were used in the
        analysis since the disclosed range is based on those numbers so that investors can
        determine the reasonableness of those figures. Also, please revise to present the
        results of the discounted cash flow analysis in tabular form.

45.     Please revise to discuss the basis for the use of an 11 to 12 percent discount rate.

Selected Public Company Analysis, page 96

46.     Please revise the table to include the enterprise/market value and multiples for the
        listed companies so that investors can understand how Duffs & Phelps arrived at
        the multiple used to determine the value in this analysis.

Proposal 3 – Director Proposal, page 99

47.     Please revise this section to provide the information required by Item 7 of
        Schedule 14A.  We note your discussion of related party transactions beginning
        on page 156; however, we believe the disclosure is more appropriate in
        conjunction with Proposal 3.

48.     We note that you have included biographical information for Messrs. Compton
        and Clifford along with the information for nominees.  Please revise to clarify
        whether Messrs. Compton and Clifton are nominees for the board of HDP.  We
        note that Mr. Compton will be a director of NHRA Pro Racing.

Executive Compensation, page 104

49.     Please revise to provide the disclosure required by Item 402 of Regulation S-K for
        the Association's executive officers.  This disclosure should be the same
        information that the Association would be required to file in a 1934 Act
        registration statement, including Compensation Discussion and Analysis
        disclosure.  In addition, please provide Item 402 disclosure for each person who
        will serve as a director or executive officer of the combined company.  Refer to
        Interpretive Response 1.12 of the Division of Corporation Finance Compliance
        and Disclosure Interpretations relating to Executive Compensation, updated
        August 8, 2007, which is available at www.sec.gov.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of the Purchased Business, page 109

50.     Please revise the disclosure in your overview and results of operations subsections
        to provide a discussion from management's point of view of the business to be
        acquired.  In its current form, your results of operations disclosure appears to be a
        summary of information that is already in the included financial statements.  The
        discussion of the period to period change should provide detailed reasons behind
        such change from management's perspective.  You should also provide disclosure
        of the trends, events, demands, commitments and uncertainties that are reasonably
        likely to have a material effect on your financial condition or operating
        performance.  Please refer to Release No. 33-8350 "Commission Guidance
        Regarding Management's Discussion and Analysis of Financial Condition and
        Results of Operations."

51.     Please revise to discuss here the impact of you having to pay the Association for
        various services so that investors can put the discussion in this section into
        context.  For instance, we note that for the three months ended March 31, 2007,
        the purchased business had net income of $2.3 million.  It would appear that if
        you controlled the purchased business for the disclosed period that your expenses
        may be greater since you would have to pay sanctioning and operational support
        service fees the Association did not have to pay.  Also, it is not clear if the

operational support services will be provided at the Association's cost.  Please clarify.

Revenue, page 114

52.     Please disclose the amount or percentage of your revenues represented by each of the categories identified in this section.  We note the breakdown of deferred revenues on page 110; we believe similar disclosure of total revenues would be useful to investors.

Results of Operations, page 114

53.     Refer to the third paragraph on page 116.  Please revise to describe the non-recurring expense credit in 2005.

Liquidity and Capital Resources, page 117

54.     Please revise the table on page 118 to include a column disclosing the monthly payments required by each loan.

Management's Discussion and Analysis of Financial Condition and Results of Operations of HDP, page 134

55.     Please revise to update your disclosure here concerning the remaining proceeds held in and outside of the trust to reconcile with disclosure elsewhere in the document.

56.     We note from your disclosure on page 54 that, as of March 31, 2007, you have $1.08 in cash outside the trust account.  We also note that you have $4.97 million in total liabilities, including the deferred underwriters' compensation, which means you have approximately $1.97 million in liabilities that will require repayment.  Since the liabilities remaining are greater than the cash outside the trust, please revise to clarify the portion of the liabilities that are covered by waivers, as they are described in your IPO prospectus.

57.     We note that you have a line of credit extended to you in an amount up to $750,000.  Please revise to clarify if that line of credit is subject to a waiver.  Also, please clarify the implication of the line of credit being a "limited use recourse" loan.

58.     Considering your outstanding liabilities, not including the deferred underwriters, exceed your funds outside of the trust and the line of credit, please revise to clarify how you will be able to pay for the expenses associated with dissolution and liquidation if you were unable to consummate a business combination before your deadline.

59.    Please revise the last paragraph on page 135 to explain how your SEC counsel and other advisors have altered their fees until consummation of a transaction.

60.    The last full sentence on page 135 states that HDP believes it has adequate funds outside of the trust account, including the $750,000 line of credit, to complete the proposed acquisition with the Association.  Please explain how you will cover the $100 million cash portion of the consideration with those funds.  Also, please reconcile this statement with the statement at the top of page 135, indicating that these funds will be sufficient to operate through June 2008, assuming a business combination is *not* consummated during that time.

Beneficial Ownership of Securities, page 159

61.    Please revise the table to include shares underlying warrants owned by each beneficial holder.  It appears that the warrants may become exercisable within 60 days of the date of your definitive proxy statement.

Financial Statements and Notes

62.    Please update the financial information in your filing, the unaudited pro forma financial statements and the financial statements in accordance with Rule 3-12 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information

63.    Advise us and consider expanding the introductory paragraph to clarify whether the carved-out financial statements included in the pro forma data include all adjustments necessary to reflect the costs of doing business as a stand-alone entity (executive salaries, etc.).  To the extent they do not, include a pro forma adjustment as appropriate under Instruction 4 of Article 11-02(b) of Regulation S-X to show the impact of corporate costs that would have been recorded had the combination taken place as of the beginning of the earliest period presented.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information

(2) Pro Forma Adjustments, pages 147 – 149

64.    You state that the stock portion of the acquisition was determined as the average closing price of a share of HDP common stock for the 20 consecutive trading days prior to public announcement.  Tell us how you considered EITF 99-12 in determining the valuation of your stock or revise accordingly.

65.    Please reconcile for us and disclose what line items make up the total transaction costs of $2.1 million.  In addition, please clarify the nature of the acquisition related accrued costs in note (e) and whether these amounts are included in the transaction costs.

Purchase Accounting Adjustment, pages 150 – 151

66.     Reference is made to the last sentence in the second paragraph.  We note your disclosure that the results of operations of the purchased business will be included in the results of the surviving entity from date of acquisition forward.  We note that you will be succeeding to substantially all of the purchased business and your own operations prior to the acquisition are insignificant relative to the operations of NHRA.  Tell us and disclose what financial statement information will be included in your periodic reports going forward.  In this regard, tell us what consideration has been given to treating NHRA as a predecessor entity.

67.     Tell us what consideration was given to disclosing the amortization expense expected for the next five years.  Refer to Article 11-02 of Regulation S-X.

National Hot Rod Association Professional Drag Racing Series

December 31, 2006 (Audited) Financial Statements

Note B – Summary Of Significant Accounting Policies

Revenue Recognition, page F-9

68.     You derive revenue from spectator admissions, sponsorship, advertising, television broadcasting, licensing, and royalty fees.  To the extent certain revenue streams such as licensing and royalty revenues may differ based on the terms of the agreements, please expand your revenue recognition policy to specifically address the timing in which those revenue streams are recognized.

Barter Agreements, page F-9

69.     You  recognize sponsorship and advertising revenue on barter advertising arrangements based on the fair value of goods and services received from your counterparty instead of based on your own historical practice for similar advertising from buyers unrelated to your counterparty.   Please clarify how your basis for recording your barter advertising arrangements is appropriate.  Reference is made to paragraph 4 of EITF 99-17.

Note H – Relationship With The National Hot Rod Association, pages F-17 – F-18

70.     The National Hot Rod Association (Association) allocates certain expenses to the National Hot Rod Association Professional Drag Racing Series (Series).   Tell us what your estimates of these expenses would have been if Series was a stand alone entity.   If materially different from your allocation, please disclose this information in accordance to Question 2 of SAB Topic 1B.   If not, please state so.

Note J – Reconciliation of Net Earnings to EBITDA (Unaudited), page F-20

71.     You present the non-GAAP measure EBITDA in the footnotes to your financial
        statements.  Please tell us how you considered Item 10(e)(1)(ii)(C), which
        prohibits the presentation of a non-GAAP measures on the face of the registrant's
        financial statement in accordance with GAAP or in the accompanying notes.

HD Partners Acquisition Corporation

72.     Within your first risk factor disclosed on page 40, you state that your public
        warrants are classified as derivative liabilities on your balance sheet with
        corresponding gains and losses from changes in fair value reflected in your results
        from operations.   Your balance sheet and statement of operations do not appear
        to reflect this statement.   Please clarify your accounting treatment for these
        warrants or revise your disclosure accordingly.

March 31, 2007 (Unaudited) Financial Statements

Note 7 – Common Stock, page F-64

73.     Based on the disclosure on page 7 of your proxy, we note as compensation for
        services, you have agreed to issue to three consultants, HDP common stock,
        valued at $8.00 per share.   Tell us and consider disclosing how you determined
        the value of the shares to be issued is $8.00 per share and your basis in GAAP for
        this valuation.  Please also disclose the number of shares to be issued and the
        aggregate amount of the compensation expense.

Annex A – Asset Purchase Agreement

74.     With your next amendment, please file Annex II and all Exhibits to the Asset
        Purchase Agreement.  Also, please explain to us why there is a Key Definitions
        Agreement (Annex B to the proxy statement) in addition to the Defined Terms
        filed as Annex I to the Asset Purchase Agreement.

                                        * * * *


        You may wish to provide us with marked copies of the amendment to expedite
our review.  Please furnish a cover letter with your amendment that keys your responses
to our comments and provides any requested information.  Detailed cover letters greatly
facilitate our review.  Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to Wilson Lee at (202) 551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3780.

Sincerely,


Karen J. Garnett
Assistant Director


cc:     Douglas S. Ellenoff
        Fax No. 212 370 7889